APPLIED MEDICAL DEVICES INC.
5528 Westcott Circle
Frederick, Maryland 21703
Tel: (301) 838-5634

INFORMATION STATEMENT
PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14f-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about September 7, 2006 to the holders of record at the close of business August 18, 2006 (the “Record Date”) of common stock, no par value per share (“Common Stock”) of Applied Medical Devices, Inc., a Colorado corporation (the “Company”), in connection with the change of control and composition of the Board of Directors of the Company (the “Board of Directors”) as contemplated by the Stock Purchase Agreement, dated as of August 18, 2006 (the “Closing Date”), by and among the Company, certain of the Company’s stockholders (collectively, the “Sellers”) and Fountainhead Capital Partners, Ltd. (the “Purchaser”), (the “Stock Purchase Agreement”). The transactions contemplated by the Stock Purchase Agreement were consummated on August 18, 2006.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s shareholders.

A copy of the Stock Purchase Agreement was filed with the Securities and Exchange Commission (“SEC”) as an exhibit to a Current Report on Form 8-K on August 22, 2006.

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY’S SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL

On August 18, 2006, the Sellers entered into the Stock Purchase Agreement with the Purchaser, pursuant to which the Sellers agreed to sell to the Purchaser 205,698,790 shares of the Company’s common stock (the “Shares”) for a purchase price (the “Purchase Price”), in the aggregate, of $700,000, plus the amount of any cash or cash equivalents on the Company’s balance sheet as of the closing (the “Closing”) of the transactions contemplated by the Stock Purchase Agreement that is in excess of $170,000. The sale represents a change of control of the Company and the Shares acquired by the Purchaser represents approximately 55% of the issued and outstanding capital stock of the Company calculated on a fully-diluted basis. As of the Record Date, the Company had approximately 373,977,000 shares of Common Stock outstanding. Holders of shares of Common Stock are entitled to one vote per share on all matters for which the shareholders are entitled to vote.

Upon the signing of the Stock Purchase Agreement, the existing members of the Board of Directors submitted their resignations and appointed Mr. Thomas W. Colligan, as the sole director of the Company. With the exception of Kenneth E. Shearer whose resignation as director became effective on August 18, 2006, the resignations of Allan K Lager and Jeffrey G. McGonegal as directors will become effective on the 10th day following the mailing of this information statement to the stockholders of the Company (the “Effective Date”).

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of the Company’s equity securities immediately before and after the closing of the transactions contemplated by the Stock Purchase Agreement by:

•
each shareholder known by the Company to be the beneficial owner of more than 5% of the Company’s outstanding securities prior to or immediately after the closing of the transactions contemplated by the Stock Purchase Agreement;

•	each current director and each person that will become a director following the closing of the Stock Purchase Agreement;

•	each of the named executive officers of the Company listed in the table under the caption “Executive Compensation”;

•	all current directors and executive officers as a group; and

•	all directors and executive officers as a group following the closing of the Stock Purchase Agreement.

Unless otherwise specified, the address of each of the persons set forth below is in care of Applied Medical Devices, Inc., 5528 Westcott Circle, Frederick, Maryland 21703.

Name, Position and Address of Beneficial Owner (1)	Before Closing of the Stock Purchase Agreement (2)		After Closing of the Stock Purchase Agreement (3)
	Amount and Nature of Beneficial Ownership	Percent of Common Stock	Amount and Nature of Beneficial Ownership	Percent of Common Stock

Gregory Pusey 106 S. University Blvd, #14 Denver, CO 80209	38,500,000	10.29	12,787,651	3.41

Jeffrey McGonegal, Director 1905 W. Valley Vista Dr. Castle Rock, CO 80109	27,500,000	7.35	9,134,037	2.44

Allan K. Lager, Director & CEO 1040 S. Franklin Denver, CO 80209	22,000,000	5.88	7,307,229	1.95

Kenneth E. Shearer, Director 1175 Emerson Street, # 208 Denver, CO 80218	11,000,000	2.94	3,653,615	*

Jill Pusey 106 S. University Blvd., #14 Denver, CO 80209	33,000,000	8.82	10,960,884	2.93

Thomas W. Colligan, Director	0	*	0	*

Fountainhead Capital Partners Ltd. Jordans (C.I.) Limited P.O. Box 456 Portman House, Hue Street St. Helier, Jersey JE4 5RP	0	*	205,698,790	55.00

All officers and directors as a group (4 persons named above)	60,500,000	16.17%	20,094,881	5.37%
* less than 1%.

(1) Beneficial Ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the shares of our common stock.

(2) A total of 373,977,000 shares of Company common stock are considered to be outstanding pursuant to SEC Rule 13d-3(d)(1).  For each Beneficial Owner above, any options exercisable within 60 days have been included in the denominator.

(3) Based on 373,977,000 shares of the Company’s Common Stock that are outstanding after the consummation of the Stock Purchase Agreement.

CHANGES TO THE BOARD OF DIRECTORS

Upon the signing of the Stock Purchase Agreement on the Closing Date, the members of the Board of Directors, Kenneth E. Shearer, Jeffrey G. McGonegal, Allan K. Lager, submitted their resignations and appointed Thomas W. Colligan to the Board of Directors of the Company. Mr. Colligan’s appointment was with immediate effect.

To the best of the Company’s knowledge, the incoming director is not currently a director of the Company, does not hold any position with the Company nor has been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of the Company’s knowledge, none of the officers or incoming or existing directors of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

DIRECTORS AND EXECUTIVE OFFICERS

Prior to the consummation of the Stock Purchase Agreement, the Board of Directors consisted of three members, Kenneth E. Shearer, Jeffrey G. McGonegal and Allan K. Lager, who were elected to serve until their successors are duly elected and qualified or until the next annual meeting of the Company’s stockholders. Kenneth E. Shearer submitted his letter of resignation effective immediately. Jeffery G. McGonegal and Allan K. Shearer submitted their letters of resignation to be effective on the Effective Date and Thomas W. Colligan has been appointed as the succeeding director of the Company effective on the Effective Date. At the Closing Date, the Board of Directors appointed the new executive officers as listed below.

The name of the current officer and director of the Company and the incoming directors and officers, as well as certain information about them are set forth below:

Name	Age	Position

Jeffrey G. McGonegal(1)	54	Director
Allan K. Lager (1)	62	Director
Thomas W. Colligan (2)	36	Director, President, Treasurer and Secretary
__________________

(1) Current directors until the Effective Date.

(2) Director and secretary effective August 18, 2006. As President and Treasurer effective on the Effective Date.

Allan K. Lager. Mr. Lager has been the President and Director of the Company since April 1989. Since 1988, Mr. Lager has been an automotive consultant. From 1978 to 1988, he was the President and Director of Storz, Inc., a firm involved in the sales and service of Porsche automobiles.

Jeffrey G. McGonegal. Mr. McGonegal has been a director of the Company since October 2004. Mr. McGonegal has been the Chief Financial Officer of AspenBio, Inc., a publicly held company, since June 2003. Mr. McGonegal also serves as the senior vice-president - finance of Advanced Neutraceuticals, Inc., a publicly held company engaged in the manufacturing and marketing vitamins and nutritional supplements and is a director and chief financial officer for Cambridge Holdigns, Ltd. Since 1997, Mr. McGonegal has served as managing director of McGonegal and Co., a company engaged in providing accounting and business consulting services. From 1974 to 1997, Mr. McGonegal was an account with BDO Seidman LLP. While at BDO Seidman LLP, Mr. McGonegal served as managing partner of the Denver, Colorado office. Mr. McGonegal is a member of the board of directors of The Rockies Venture Club, Inc. He received a B.A. degree in accounting from Florida State University.

Thomas W. Colligan has been a director, chief executive officer, president, treasurer and secretary of Equicap, Inc., a shell company that is quoted on the Over-the-Counter Bulletin Board, and he has held such positions since December 28, 2005. He is also currently the business development manager of Adventist Healthcare, Inc. and has held such position since June 2005. Mr. Colligan has also been an adjunct professor of psychology at Montgomery College, Maryland, since 2003 and a Group Psychotherapist with J&E Associates in Maryland since November 2001. Mr. Colligan holds a Masters Degree in Social Work and specializes in the delivery of quality behavioral healthcare to individuals and groups. Prior to joining Adventist, Mr. Colligan’s work focused on the investigation and analysis of clinical data relating to behavioral health through his work as a Clinical Research Coordinator and Psychotherapist with the Centers for Behavioral Health in Maryland. Mr. Colligan has also co-authored three works: “Understanding Workplace Stress - Journal of Workplace Behavioral Health;” “Measuring cultural climate in a uniformed services medical center, Military Medicine, 164(3), 202-208;” and “Spouse Abuse: Physician guidelines to identification, diagnosis, and management in the uniformed services, Military Medicine, 164(1), 30-36.” Mr. Colligan is currently a Master of Business Administration candidate at Frostburg State University in Maryland. He expects to matriculate in August 2006.

Legal Proceedings

The Company’s management knows of no material existing or pending legal proceedings or claims against the Company, nor is the Company involved as a plaintiff in any material proceeding or pending litigation. To the Company’s knowledge, no director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the Company’s securities, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except with respect to the Stock Purchase Agreement and the transaction described below, none of the Company’s directors or officers, nor any incoming director, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to the Company’s outstanding shares, nor any of the Company’s promoters, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction for the past two years or in any presently proposed transaction to which the Company was or is to be party. None of the Company’s directors or officers, nor any incoming director is indebted to the Company.
BOARD OF DIRECTORS’ MEETINGS AND COMMITTEES

The Company presently does not have an audit committee, compensation committee or nominating committee or committee performing similar functions, as the management of the Company believes that until this point it has been premature at the early stage of the Company’s management and business development to form an audit, compensation or nominating committee. However, the new management of the Company plans to form an audit, compensation and nominating committee in the near future. The Company envisions that the audit committee will be primarily responsible for reviewing the services performed by the Company’s independent auditors and evaluating its accounting policies and system of internal controls. The Company envisions that the compensation committee will be primarily responsible for reviewing and approving the Company’s salary and benefits policies (including stock options) and other compensation of the Company’s executive officers. Until these committees are established, these decisions will continue to be made by the Board of Directors. Although the Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, the Board of Directors considers the candidate’s character, judgment, skills and experience in the context of the needs of the Company and the Board of Directors.

The Company does not have an audit committee charter or a charter governing the nominating process. The members of the Board of Directors, who perform the functions of a nominating committee, are not independent because they are also officers of the Company. The determination of independence of directors has been made using the definition of “independent director” contained under Rule 4200(a)(15) of the Rules of National Association of Securities Dealers. There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nomination for directors. The Board of Directors does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because, given the early stages of the Company’s development, a specific nominating policy would be premature and of little assistance until the Company’s business operations are at a more advanced level.

During fiscal year 2005, the Board of Directors met on two occasions and did not otherwise act by written consent.  The Company did not hold an annual meeting in 2005.

The Board of Directors does not currently provide a process for shareholders to send communications to the Board of Directors because management of the Company believes that until this point it has been premature to develop such processes given the limited liquidity of the common stock of the Company. However, the new management of the Company may establish a process for shareholder communications in the future.

EXECUTIVE COMPENSATION

The following table sets forth information with respect to compensation paid by the Company to its Chief Executive Officer during the three most recent fiscal years. The Company did not have any other highly compensated executive officers with annual salary and bonus in excess of $100,000 per year.

Name And Principal Position	Year	Annual Compensation			Long-Term Compensation
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Awards		Payouts	All Other Compensation ($)
					Restricted Stock Awards ($)	Securities Underlying Options/ SARs (#)	LTIP Payouts ($)

Thomas W. Colligan, President and Secretary (1)	2005	-	-	-	-	-	-	-
	2004	-	-	-	-	-	-	-
	2003	-	-	-	-	-	-	-

Allan K. Lager (2)	2005	2,400	-	-	-	-	-	-
	2004	2,400	-	-	-	-	-	-
	2003	2,400	-	-	-	-	-	-

(1)	On August 18, 2006, the Company entered into the Stock Purchase Agreement and in connection with that transaction, Mr. Colligan became the President and Secretary of the Company.

(2)
Allan K. Lager tendered his resignation to the Company upon the closing of the Stock Purchase Agreement on August 18, 2006. Mr. Lager resigned from all offices he held with the Company on August 18, 2006 and his resignation from his position as our director will become effective upon the 10th day following the mailing of this information statement.

No long-term incentive plan awards were made to any executive officer during the fiscal year ended December 31, 2005.

Compensation of Directors

Officers and directors of the Company are reimbursed for any out-of-pocket expenses incurred by them on behalf of the Company. On January 18, 2005, the directors, Allan K. Lager, Kenneth E. Shearer and Jeffrey G. McGonegal, were granted options to purchase a total of 33,000,000 shares of Common Stock at an exercise price of $.0009091 under the Company’s Incentive Stock Plan. The Company presently has no pension, health, annuity, insurance or profit sharing plans.

Bonuses and Deferred Compensation

The Company does not have any bonus, deferred compensation or retirement plan. The Company does not have a compensation committee; all decisions regarding compensation are determined by the Board of Directors.

Stock Option and Stock Appreciation Rights

The Company does not currently have a Stock Option Plan or Stock Appreciation Rights Plan. No stock options or stock appreciation rights were awarded during the fiscal year ended December 31, 2005.

Employment Agreements

No person has entered into any employment or similar agreement with the Company. It is not anticipated that the Company will enter into any employment or similar agreement unless in conjunction with or following completion of a business combination.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act, as amended, requires the Company’s directors and executive officers, and persons who own more than 10% of the Company’s equity securities which are registered pursuant to Section 12 of the Exchange Act, to file with the SEC initial reports of ownership and reports of changes in ownership of equity securities of the Company. Officers, directors and greater than 10% shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) reports they file.

Based solely upon a review of the Forms 3, 4 and 5 (and amendments thereto) furnished to the Company for the fiscal year ended December 31, 2005, the Company has determined that the Company’s directors, officers and greater-than-10% beneficial owners complied with all applicable Section 16 filing requirements.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. Neither applicable securities laws, nor the corporate laws of the State of Colorado require approval of the shares contemplated by the Share Purchase Agreement. No vote or other action is being requested of the Company’s stockholders. This Information Statement is provided for informational purposes only.

This Information Statement has been filed with the Securities and Exchange Commission and is available electronically at www.sec.gov.

The Board of Directors

September 7, 2006.